March 13, 2025

Yee Kar Wing
Chief Executive Officer
ChowChow Cloud International Holdings Limited
Unit 03, 23/F, Aitken Vanson Centre
No. 61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong

       Re: ChowChow Cloud International Holdings Limited
           Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted February 28, 2025
           CIK No. 0002041829
Dear Yee Kar Wing:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 19, 2025 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(m) Revenue recognition, page F-12

1. We note your response to prior comment 1. It appears you provide a significant service of integrating goods and services with other goods and services into a bundle of goods and services that represent the combined output for which your customer has contracted. Refer to ASC 606-10-25-21(a). Please confirm that your accounting for
 March 13, 2025
Page 2

       contracts with multiple promises are similar to Case B of Example 11 in ASC 606-10-
       55-146 through 55-150.
(n) Cost of revenues, page F-19

2. We note your response to prior comment 4. As previously requested, please clarify your methodology for classifying costs as cost of products or as cost of services. Help us understand if you track and classify the costs associated with each of your contracts individually. That is, confirm that when the costs are incurred, such costs are assigned to the appropriate cost category. Confirm that you are not aggregating all costs of revenue and then allocating the total amount among the cost categories based on a proportionate revenue allocation methodology for presentation purposes. In addition, as previously requested in prior comment 5, please consider revising your disclosure to also explain the methodology used to classify cost of revenue among cost of products and cost of services.
Unaudited Condensed Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(a) Basis of presentation, page F-45

3. We note your revision in response to prior comment 6. As previously requested, please also revise to include the required statements outlined within Rule 10-01(b)(8)
       of Regulation S-X. That is, include a statement that the unaudited interim financial statements include all adjustments that, in the opinion of management, are necessary to a fair statement of the results for the interim periods presented. In addition, if all such adjustments are of a normal recurring nature, a statement to that effect shall be made; otherwise, disclose information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of the results shown.
Exhibits

4. Exhibit 3.1 appears to have been filed as an image file. Please re-file this exhibit, and ensure all other exhibits are filed, in a text-searchable format.
        Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488
if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:   Meng Ding